EX-99.77C Vote

Exhibit A:  Attachment to Item 77C
Matters Submitted to a Vote of Security Holders


A special meeting of the shareholders of the IRA
Capital Preservation Fund was held on October 1,
2004 to vote on the following matter:
To approve the change in investment objective and
related strategies for the IRA Capital Preservation
Fund.
Total
For 		Against		Abstain 	Shares
Outstanding
67,400,908 	9,870,428 	1,508,349 	137,784,060